As filed with the Securities and Exchange Commission on April 26, 2005. Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZIX CORPORATION

(Exact name of registrant as specified in its charter)

Texas	75-2216818
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

2711 N. Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960
(214) 370-2000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Bradley C. Almond
Chief Financial Officer
2711 N. Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960
(214) 370-2000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

     Approximate date of commencement of proposed sale to the public: From time-to-time after the effective date of this registration statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☑

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
Title Of Each	Amount	Maximum	Maximum
Class Of	To Be	Offering	Aggregate	Amount Of
Securities	Registered	Price	Offering	Registration
To Be Registered	(1)(2)	Per Unit (3)	Price (3)	Fee (4)

Common Stock, $.01 par value per share	7,400,000	$3.14	$23,236,000	$2,735

(1)	This Registration Statement on Form S-3 covers resales of 7,400,000 shares of the registrant’s common stock, par value $.01 per share, issuable (i) upon redemptions by the Registrant of principal installments required to be redeemed in 2005 under convertible notes acquired by two of the selling shareholders named herein, and (ii) upon exercise of warrants issued to the selling shareholders, each together with such indeterminate number of shares as may be issuable pursuant to anti-dilution provisions contained in the convertible notes and the warrants.

(2)	Pursuant to Rule 429 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the prospectus filed as part of this Registration Statement shall also constitute a prospectus for Registration Statement No. 333-120548 (which was declared effective by the Securities and Exchange Commission (the “Commission”) on February 3, 2005), and the 7,300,000 shares of common stock remaining unsold from Registration Statement No. 333-120548 will be combined with the 7,400,000 shares of common stock to be registered pursuant to this Registration Statement to enable the selling shareholders to offer an aggregate of 14,700,000 shares of common stock pursuant to the combined prospectus.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of high and low prices of the common stock on The Nasdaq National Market on April 21, 2005.

(4)	Pursuant to Rule 429 promulgated under the Securities Act, the amount of registration fee does not include the $4,004.86 previously paid to the Commission relating to the 7,300,000 shares of common stock previously registered pursuant to Registration Statement No. 333-120548 and remaining unsold as of the date hereof.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

     The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 25, 2005

PROSPECTUS

ZIX CORPORATION

14,700,000 SHARES
COMMON STOCK

     This prospectus relates to shares of our common stock that may be sold by the selling shareholders named in this prospectus. The selling shareholders acquired the securities convertible into or exercisable for such shares from us in a private placement. The common stock that may be sold by the selling shareholders may include shares issued:

•	upon conversion of or in lieu of payment of cash interest on convertible notes acquired by two of the selling shareholders,

•	upon redemptions by us of principal installments required to be redeemed in 2005,

•	upon exercise of warrants issued to the notes holders or upon exercise of warrants that would be issued to the notes holders upon cash redemptions of the convertible notes, or

•	in exchange for, or otherwise in respect of, the convertible notes or the warrants.

     Due to certain limitations in the terms of the transaction documents, as further described in this prospectus, we may not, without the approval of our shareholders, issue more than a total of approximately 6.2 million shares of our common stock to the selling shareholders.

     The common stock being registered is being offered for the account of the selling shareholders. We will not receive any proceeds from the sale of the shares of common stock offered under this prospectus.

     The shares may be offered in transactions on The Nasdaq Stock Market, in negotiated transactions or through a combination of methods of distribution, at prices relating to the prevailing market prices, at negotiated prices or at fixed prices that may be changed. Please see below under the heading “Plan of Distribution.”

     Our common stock is quoted on The Nasdaq National Market under the symbol “ZIXI.” On April 21, 2005, the last sale price of our common stock, as reported on The Nasdaq National Market, was $3.14 per share.

     This investment involves a high degree of risk. You should purchase shares only if you can afford a loss of all or a portion of your investment. Please see “Risk Factors” below.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                ,2005.

     Explanatory Note: This prospectus combines the (i) 7,300,000 shares of common stock registered with the SEC on an earlier registration statement and (ii) 7,400,000 shares of common stock registered pursuant to the registration statement of which this prospectus also forms a part to enable the selling shareholders to offer an aggregate of 14,700,000 shares of common stock pursuant to this combined prospectus.

     You should rely only on the information contained in this prospectus and not on any unauthorized information or representations. Neither Zix Corporation nor any of its representatives has authorized anyone to provide prospective investors with any information or to represent anything not contained in or incorporated by reference in this prospectus. Furthermore, no dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference in this prospectus. This prospectus is an offer to sell only the shares offered by this prospectus, but only under the circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of the delivery of this prospectus or any sale of these securities.

i

PROSPECTUS SUMMARY

     Since January 1999, we have been developing and marketing products and services that bring privacy, security and convenience to Internet users: specifically, e-messaging, e-prescribing, and e-transaction applications and services. We offer a range of solutions to protect organizations from viruses, spam, and electronic attack, as well as enabling secure electronic communications, such as email encryption, e-prescribing, and electronic lab orders and results.

     This prospectus relates to an aggregate of up to 14,700,000 shares of common stock, $0.01 par value, issuable by us to Amulet Limited and Omicron Master Trust or their respective transferees or assignees (together, the “Investors”) and Rodman & Renshaw, LLC (the “Placement Agent”) in connection with a private placement of convertible notes and warrants issued by Zix. A description of the convertible notes and warrants appears below under “Description of Convertible Notes and Warrants.” The total net proceeds from the private placement were approximately $18.75 million. In connection with the private placement, we agreed to register with the Securities and Exchange Commission (the “SEC”) (i) 150% of our common stock shares potentially issuable upon conversion of the notes and exercise of the warrants issued and sold in the private placement; (ii) 200% of our common stock shares potentially issuable upon redemptions of $10 million principal installments required to be redeemed in 2005 (less the amount of shares registered under clause (i) with respect to conversions of the convertible notes); plus (iii) an estimated number of shares of our common stock potentially issuable in respect of interest payable on the notes. The common stock that may be sold by the selling shareholders may include shares (i) issued upon conversion of or in lieu of payment of cash interest on convertible notes acquired by the Investors; (ii) issued upon redemptions by us of $10 million principal installments required to be redeemed in 2005; (iii) issued upon exercise of warrants issued to the Investors or upon exercise of warrants that would be issued to the Investors upon cash redemptions of the convertible notes; or (iv) shares issued in exchange for, or otherwise in respect of, the convertible notes or the warrants.

     As of February 25, 2005, there were approximately 32.3 million shares of our common stock outstanding.

     The selling shareholders may sell any or all of the shares, subject to federal and state securities laws, but are under no obligation do so. The price at which the selling shareholders may sell the shares of our common stock will be determined by the prevailing market for the shares or in negotiated transactions. See “Selling Shareholders” below.

     Zix was incorporated in Texas in 1988. Our executive offices are located at 2711 North Haskell Avenue, Suite 2300, LB 36, Dallas, Texas 75204-2960, and our telephone number is (214) 370-2000. Our Web site address is www.zixcorp.com. Information contained on our Web site is not a part of this prospectus. In this prospectus, “we,” “us,” “ZixCorp,” “our” and “Zix” refer to Zix Corporation and its subsidiaries unless the context otherwise requires.

DESCRIPTION OF CONVERTIBLE NOTES AND WARRANTS

     Pursuant to the Purchase Agreements between Zix and the Investors, each dated as of November 1, 2004 (referred to in this prospectus, collectively, as the “Original Purchase Agreements”), we issued to the Investors an aggregate of $20 million principal amount of our convertible notes due 2005-2008 and common stock purchase warrants. On April 13, 2005, we entered into amendments (the “Purchase Agreement Amendments”) to the Original Purchase Agreements with each of the Investors.

     The convertible notes may be converted by the holders into ZixCorp common stock, par value $.01 per share, at an initial conversion price of $6.00 per share (as adjusted in accordance with certain anti-dilution adjustments, the “Conversion Price”). At the initial Conversion Price, the convertible notes would convert into an aggregate of 3,333,333 shares of common stock.

Principal Payments under the Convertible Notes

     The $20 million principal amount owing under the convertible notes shall be repaid by Zix as follows:

•	We have agreed to redeem with shares of our common stock (i) the $5 million of principal amount of the convertible notes originally due on November 2, 2005 on or before July 31, 2005 and (ii) the $5 million of principal amount of the convertible notes originally due on November 2, 2008 on or before December 31, 2005 (referred to in this prospectus as the “2005 Redemptions”). We may effect the 2005 Redemptions, in whole at any time, or in part from time to time, on or before the scheduled redemption dates at 105% of the par (principal) amount, plus accrued interest. The 2005 Redemptions will require that we issue to the Investors a number of shares of our common stock valued at a 10% discount to the daily volume weighted average price (“VWAP”) of the common stock for the 15 trading days preceding the date of redemption. If we are unable to complete the 2005 Redemptions using common stock, we must complete the redemptions by the redemption dates using cash at 105% of the principal amount, plus accrued interest and the issuance of an immediately exercisable supplemental warrant exercisable for 70% of the common stock that would be issuable to the holders of the convertible notes upon conversion in respect to the principal amount thereof if the convertible notes were to remain outstanding.

Our obligations to complete the 2005 Redemptions are conditioned upon certain events, including that (i) no “event of default ” or “repurchase event” under the notes has occurred (see below under “Events of Default and Repurchase Rights”); and (ii) there is an effective registration statement on file with the SEC covering such share redemptions.

•	Except as set forth in the next paragraph, the $5 million of principal amount of the convertible notes due on November 2, 2006 and the $5 million of principal amount of the convertible notes due on November 2, 2007 must be repaid in cash at par. ZixCorp has the right to redeem these principal amounts of the convertible notes before maturity at 105% of the par (principal) amount, plus accrued interest and the issuance of an immediately exercisable supplemental warrant exercisable for 70% of the common stock that would be issuable to the holders of the convertible notes upon conversion in respect of the principal amount thereof if the convertible notes were to remain outstanding. The exercise price of the warrant will be the Conversion Price of the convertible notes, subject to adjustment for events on a basis comparable to the convertible notes, and the term of the warrant will be identical to the remaining term of the convertible notes.

•	The $10 million principal amounts payable in cash on November 2, 2006 and November 2, 2007 may at Zix’s option instead be repaid in shares of common stock at the Conversion Price if the common stock closes above $6.00 per share for a specified number of trading days preceding the scheduled principal payment date provided that (i) no “event of default ” or “repurchase event” under the notes has occurred (see below under “Events of Default and Repurchase Rights”); (ii) there is an effective registration statement on file with the SEC covering the shares of stock to be issued with respect to the payment of principal and the registration statement has been effective during the 20 consecutive trading days preceding the principal payment date and is reasonably expected to be effective for at least 30 days following the issuance of the shares; and (iii) 110% of the sum of the number of common stock shares to be issued to a particular holder on the scheduled principal payment date, plus the number of common stock shares previously issued to that holder, plus the number of common stock shares then issuable upon conversion of the note held by that holder or exercise of the warrants held by that holder is less than the portion of a maximum share amount allocated to such holder (initially 3,131,948 shares for each original note holder).

Interest Payments

     The convertible notes bear interest at the six-month London Interbank Offered Rate (LIBOR) plus 3% (currently, approximately 5.3%). Interest on the convertible notes is payable quarterly in cash; provided, however, that at ZixCorp’s option, such interest may also be paid in common stock valued at a 10% discount to VWAP for the common stock for a specified number of trading days preceding the interest payment date.

Conversion of the Convertible Notes

     The holders of the convertible notes may convert the convertible notes into the common stock at any time or from time-to-time at the Conversion Price. ZixCorp has the right to force the conversion of the convertible notes at the Conversion Price if the common stock closes above $11.00 per share for a specified number of trading days and if the specified conditions for paying the notes principal using shares of common stock (as specified above) are met.

     The Conversion Price is subject to adjustment for stock splits, stock dividends, recapitalizations, certain repurchases by ZixCorp of its shares and certain dividends and distributions made by ZixCorp. The convertible notes also have both weighted average and “full ratchet” anti-dilution provisions that would cause an adjustment to the Conversion Price and the number of shares issuable under the convertible notes upon issuance of common stock or common stock equivalents below the Conversion Price, subject to exceptions specified in the convertible notes.

Events of Default and Repurchase Rights

     The convertible notes become immediately payable in full upon the occurrence of certain specified “events of default.” In case of an event of default, the amount payable is 110% of the outstanding principal amount, plus accrued and unpaid interest. Significant “events of default” under the notes include the following:

•	ZixCorp fails to pay principal or interest under the convertible notes when due.

•	ZixCorp fails to issue common stock shares to the holders of the notes or warrants within two trading days after when they are required to be issued.

•	ZixCorp fails to comply with the restrictive covenants under the notes (see below under “Restrictive Covenants”).

•	Any representation or warranty made by ZixCorp to the notes holders was false or misleading in any material respect when made.

•	ZixCorp or any subsidiary seeks bankruptcy or similar protection or a bankruptcy or similar action is commenced against ZixCorp or any subsidiary.

•	A final judgment is entered against ZixCorp or any subsidiary or any of their respective properties or other assets in an aggregate amount in excess of $500,000 (which is not vacated, bonded, stayed, discharged, satisfied or waived).

•	ZixCorp or any subsidiary shall (i) default in any payment with respect to any indebtedness for borrowed money (other than the notes) which indebtedness has an outstanding principal amount in excess of $250,000 individually or $750,000 in the aggregate for all such indebtedness, or (ii) default in the observance or performance of any agreement, covenant or condition relating to any such indebtedness; or (iii) the payment of indebtedness of ZixCorp or any subsidiary which has an outstanding principal amount in excess of the $250,000 individually or $750,000 in the aggregate is declared to be due and payable prior to the stated maturity thereof.

•	ZixCorp defaults under the security agreement with respect to the notes.

     Furthermore, the holders of the convertible notes have the right to require ZixCorp to repurchase the convertible notes in cash upon the occurrence of specified “repurchase events.” The amount payable upon a repurchase event is the greater of (1) the principal plus accrued interest and (2) the market value of the shares underlying the convertible notes. Significant repurchase events include the following:

•	there is no reported NASDAQ trading price for the ZixCorp common stock for a period of five consecutive trading days;

•	the ZixCorp common stock ceases to be listed for trading on NASDAQ for five consecutive trading days;

•	a business combination occurs involving ZixCorp, and the existing ZixCorp shareholders do not own at least 51% of the shares of the entity resulting from the business combination;

•	ZixCorp sells (i) all or substantially all of its assets in a single transaction or a series of transactions or (ii) a ZixCorp subsidiary is sold or the assets of one or more of its subsidiaries are sold, which assets or sale is material to ZixCorp and its subsidiaries taken as a whole;

•	a business combination involving ZixCorp occurs and the consideration received is not substantially all a publicly listed security;

•	more than 50% of the shares of the ZixCorp common stock is acquired by a single person or group of persons acting in concert;

the ZixCorp articles of incorporation are amended to materially and adversely affect the rights of the notes holders, or ZixCorp takes any other action that materially and adversely affects the rights of the notes holders in a different and more adverse manner than it affects the rights of holders of the ZixCorp common stock generally; or

•	the registration statement of which this prospectus forms a part is not effective for 30 trading days during any period of 365 consecutive days.

Restrictive Covenants

     The convertible notes contain restrictive covenants, including the following:

•	ZixCorp and its subsidiaries are prohibited from incurring debt other than certain “permitted indebtedness”;

•	ZixCorp and its subsidiaries are prohibited from disposing of all or substantially all of their assets;

•	ZixCorp and its subsidiaries are prohibited from selling one or more subsidiaries, or permitting any one or more subsidiaries to sell its assets, if such sale individually or in the aggregate is material to ZixCorp and its subsidiaries taken as a whole;

•	ZixCorp and its subsidiaries are prohibited from liquidating, dissolving or otherwise winding up the affairs of ZixCorp;

•	ZixCorp and its subsidiaries are prohibited from issuing any common stock or common stock equivalents that have a “floating” exercise or conversion price or pursuant to an “equity line” structure;

•	ZixCorp and its subsidiaries are prohibited from creating or allowing to exist any liens other than “permitted liens”; or

•	ZixCorp is required to comply with the security arrangements relating to the notes and the cash balance requirements relating to the notes (see below under “Security Arrangements for the Convertible Notes; Cash Balance Requirement”).

Security Arrangements for the Convertible Notes; Cash Balance Requirement

     The convertible notes are secured by a first, perfected security interest in certain cash collateral placed in a restricted, segregated collateral account. The amount of cash collateral required to be maintained in this account is 50% of the aggregate principal amount then owing under the convertible notes (currently $10 million). The cash collateral is not accessible for use by ZixCorp until such time as it is released. The cash held in the cash collateral account will be released in its entirety following ZixCorp attaining two consecutive quarters of net income, assuming ZixCorp is otherwise in compliance with its obligations under the convertible notes and other transaction documents and no “event of default” or “repurchase event” has occurred.

     Separately, ZixCorp is required to maintain cash (including the cash collateral held in the collateral account) and cash equivalents equal to $10 million. The amount of cash balances that Zix is required to retain will be reduced following the completion of the 2005 Redemptions. Once we have redeemed $10 million of the principal amount by December 31, 2005, we will be required to maintain cash and cash equivalents of $9 million. The required cash balance will further decrease to $5 million in November 2006 at the time of payment or retirement of the $5 million principal amount of the convertible notes then due.

     Failure to maintain the required cash and cash equivalents is an “event of default” under the convertible notes.

Right to Participate in Future Financings

     The Investors have the right to participate in certain security offerings undertaken by ZixCorp within two years of November 1, 2004 (the date of the original sale and issuance of the securities). This participation right entitles the Investors to collectively purchase up to one-third of the securities offered in such offerings.

Warrants

     Immediately exercisable warrants initially covering an aggregate of 1,000,000 shares, at an initial exercise price of $6.00 per share, were also issued to the Investors. The initial exercise price for a pro-rata portion of the warrants will be reduced to the price of our common stock as and when the 2005 Redemptions are effected if the redemption value per share of common stock is lower than $6.00 per share. The warrants have a five-year term and have both weighted average and “full ratchet” anti-dilution provisions that would cause an adjustment to the exercise price of, and number of shares issuable under, the warrants upon the issuance of common stock or common stock equivalents at a price below the exercise price, subject to exceptions specified in the warrants.

Share Limitations

     Under the terms of the transaction documents, the maximum number of shares of common stock that Zix may issue to the Investors is subject to the limitation arising as a result of certain rules of the Nasdaq National Market applicable to us. Because of this limitation, Zix may not, without the approval of its shareholders, issue more than approximately 6.2 million shares of its common stock (or 19.99% of our common stock outstanding, measured as of the date of the original purchase agreements, i.e., November 1, 2004) in connection with:

•	the 2005 Redemptions;

•	any other payment or redemption of the principal amount of the convertible notes;

•	the possible conversion by the Investors of the convertible notes at $6.00 per share;

•	the possible exercise by the Investors of the warrants; and

•	the payment of interest on the convertible notes.

     The actual number of shares of our common stock issued to effect the 2005 Redemptions will depend on the market price of our common stock at the time of redemption.

     If the approximately 6.2 million shares of common stock is not enough to enable us to complete the 2005 Redemptions, or if we are unable to complete the 2005 Redemptions for any other reason (e.g., insufficient trading volume), then we would be required to (i) redeem for cash the principal balance of the convertible notes that could not be redeemed in the 2005 Redemptions, and (ii) if the Investors so elect after January 1, 2006, redeem for cash the remaining $10 million principal balance of the convertible notes. Further, if the number of shares is sufficient to complete the 2005 Redemptions, but at any time after January 1, 2006 there are not enough shares remaining of the approximately 6.2 million share limit to permit the Investors to convert the remaining outstanding principal amount of the convertible notes to common stock at $6.00 per share (subject to adjustment as provided in the convertible notes) and exercise the warrants, then, if the Investors so elect, we would be required to redeem any remaining principal balance of the convertible notes for which there are not sufficient shares available to convert to common stock at $6.00 per share (subject to adjustment). In each such case, the convertible notes would be redeemed at 105% of principal and we would be required to issue a warrant exercisable for 70% of the number of shares into which the redeemed convertible note would have been convertible in the absence of the share limitation. Any reductions of the principal amounts outstanding as a result of the cash redemptions described above would also reduce the cash balances we are required to maintain as described above, such that the cash balances would not exceed the principal amounts outstanding under the convertible notes.

Transaction Documents

     Copies of the definitive transaction documents relating to the sale and issuance of the securities are filed as exhibits to our Current Reports on Form 8-K filed by ZixCorp with the SEC and dated November 4, 2004 and April 14, 2005, and such exhibits are incorporated herein by reference. The summary of the matters set forth above is qualified in its entirety by reference to such exhibits.

RISK FACTORS

     Before investing in our common stock offered by this prospectus, you should carefully consider the following risks and uncertainties, in addition to the other information contained or incorporated by reference in this prospectus. Also, you should be aware that the risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of those risks or uncertainties or any of the risks and uncertainties described below actually occur, our business, financial condition, prospects or results of operations could be materially and adversely affected. In that case, the trading price of the common stock offered in this prospectus could decline, and you may lose all or part of your investment.

     We continue to use significant amounts of cash.

     Our businesses operate in emerging markets and developing these businesses is costly and the market is highly competitive. Emerging market businesses involve risks and uncertainties, and there are no assurances that we will be successful in our efforts. Based on our organization, operations and debt agreements that existed as of December 31, 2004, we would have had cash requirements for 2005 greater than our December 31, 2004 balance of unrestricted cash and marketable securities. Since December 31, 2004, we have taken certain actions, including cost reductions, sale of two product lines, and the amendments (subject to the satisfaction of certain conditions) to the terms of the $20 million convertible notes to reduce our anticipated cash requirements for 2005. We plan to take future actions, as necessary, to ensure that we have sufficient cash resources to fund our operations. These actions could include further cost reductions or capital funding alternatives. There is no assurance that we will be able to raise additional capital on satisfactory terms if and when needed.

     The market may not broadly accept our e-messaging and e-prescribing products and services and related applications and services, which would prevent us from operating profitably.

     We must be able to achieve broad market acceptance for our e-messaging and e-prescribing products and services and related applications and services in order to operate profitably. We have not yet been able to do this. To our knowledge, there are currently no secure e-messaging protection businesses similar to our ZixCorp-branded business that currently operate at the scale that we would require, at our current expenditure levels and pricing, to become profitable. Furthermore, PocketScript, our e-prescribing service, is a start-up venture in an emerging market. There is no assurance that any of our services will become generally accepted or that they will be compatible with any standards that become generally accepted, nor is there any assurance that enough paying users will ultimately be obtained to enable us to operate these businesses profitably.

     Failure to enter into new sponsorship agreements for or generate other revenue opportunities from our PocketScript e-prescribing services could harm our business.

     Our PocketScript business has incurred significant operating losses. In 2004, orders for our PocketScript e-prescribing service have come exclusively from sponsorship agreements with healthcare payors, such as health insurance companies, pharmacy benefit managers, or self-insured companies. Under our payor-sponsorship business model, the healthcare payor typically pays for the cost of deploying the PocketScript services to the end-user physician and for the cost of a one-year subscription to use the service. All end-user physicians who are using the PocketScript services and for whom we are currently recognizing revenue are doing so under a subscription arrangement that has been paid for by a healthcare payor. Although we believe that physicians will pay to use the PocketScript service following the one year of service paid for by the healthcare payors or that healthcare payors will extend their sponsorship, there is no assurance that they will do so.

     Failure to sign a follow-on order with a healthcare payor from which a significant portion of our revenues are received or signing new sponsorship agreements with other payors in the coming months, or in identifying other revenue opportunities for our e-prescribing services, such as add-on applications, prescription transaction fees, and/or new uses for the transaction data itself, will prevent us from achieving significant revenues from our e-prescribing services.

     Competition in our businesses is expected to increase, which could cause our business to fail.

     Our ZixCorp-branded solutions are targeted to the secure e-messaging protection and e-transaction services market. Our PocketScript ® and MyDocOnline™ businesses are targeted toward the emerging markets for electronic prescriptions and online communication among the healthcare community. As the public’s and governmental authorities’ awareness about the need for privacy and security of electronic communications has increased over the past few years, an increasing number of competitors have entered the market.

     Although there are many large, well-funded participants in the information technology security industry, few currently participate in the secure e-messaging protection and e-transaction services market in which our ZixCorp-branded solutions compete. Most other product-only solutions in this market require extensive increases in overhead to implement and deploy them. Our ZixCorp-branded solutions can be made operational in a very short period of time compared to the longer procurement and deployment cycles common with the solutions of many of our competitors. Our service offerings are focused on the secure communications market, including secure e-messaging and protection management. Companies that compete with our ZixCorp-branded secure e-messaging and protection business include content management and secure delivery companies, such as Tumbleweed Communications Corp. and other secure delivery participants such as PGP Corporation, Certified Mail, Authentica, and Sigaba Corporation.

     Our ZixCorp-branded products and Elron products also compete with several product companies that deliver anti-virus solutions that may also contain limited email messaging/spam protection capabilities, including McAfee, Inc., Sophos, Inc., Symantec Corporation and Trend Micro, Inc. We also compete with companies that offer Web filtering products, such as Secure Computing Corporation, SurfControl Incorporated, Websense, Inc. and NetIQ Corp.

     In addition, we face competition from vendors of Internet server appliances, operating systems, networking hardware, network management solutions and security software, many of which now, or may in the future, develop or bundle secure e-messaging, messaging/spam protection and/or Web filtering capabilities into their products.

     We may face increased competition as these competitors partner with others or develop new product and service offerings to expand the functionality that they can offer to their customers. We believe that the secure e-messaging, e-prescribing and e-transaction services market is growing, unlike many segments of the information technology security industry which are not growing. Our competitors may, over time, develop new technologies that are perceived as being more secure, effective or cost efficient than our own. These competitors could successfully garner a significant share of the market, to the exclusion of our company. Furthermore, increased competition could result in pricing pressures, reduced margins or the failure of our business to achieve or maintain market acceptance, any of which could harm our business.

     Our PocketScript e-prescribing services applies the benefits of e-messaging to the medical prescription process by enabling providers to write and transmit prescriptions electronically from anywhere directly to the pharmacy. Our PocketScript service is expected to grow as more physicians leverage technology in delivering healthcare services, coupled with the fact that the number of prescriptions written annually in the United States continues to increase. Participants in the e-prescribing space include AllScripts Healthcare Solutions, Ramp Corporation, Dr. First, Inc., InstantDX LLC, and iScribe. Competition from these companies and from vendors in related areas, such as electronic medical records vendors — who are expected to include e-prescribing services as an element of their service offering — is expected to increase.

     Our MyDocOnline business offers an Internet-based healthcare service, Dr. Chart ® . Dr. Chart is a Web-based communication tool that connects healthcare providers and laboratories by allowing doctors to initiate lab orders, check medical necessity compliance and view results rapidly and accurately using a secure Internet connection. Competitors include 4Medica, Inc., Atlas Development Corporation, CareEvolve, and Labtest Systems, Inc. All of the competitors offer the same basic services that Dr. Chart offers. We expect to face increasing competition in this arena and our competitors may develop products and services that are perceived to be better than ours.

     Our inability to successfully and timely develop and introduce new e-messaging, e-prescribing and e-transaction products and related applications and services and to implement technological changes could harm our business.

     The emerging nature of the secure e-messaging, e-prescribing and e-transaction services business and its rapid evolution require us to continually develop and introduce new products and related applications and services and to improve the performance, features and reliability of our existing solutions and related applications and services, particularly in response to competitive offerings.

     We also have under development new feature sets for our current ZixCorp-branded service offerings and are considering new secure e-messaging services. The success of new or enhanced services depends on several factors — primarily market acceptance. We may not succeed in developing and marketing new or enhanced services that respond to competitive and technological developments and changing customer needs. This could harm our business.

     If the market for secure e-messaging, e-prescribing and e-transaction products and related applications and services does not continue to grow, demand for our products and services will be adversely affected.

     The market for secure electronic communications is a developing market. Continued growth of the secure e-messaging, e-prescribing, and e-transaction products and related applications and services market will depend, to a large extent, on the market recognizing the need for secure electronic communications, such as email encryption, e-prescribing and electronic lab (e-lab) results. Failure of this market to grow would harm our business.

     If healthcare providers fail to adopt the PocketScript and MyDocOnline Solutions, we will fail to achieve the critical mass of physicians and patients to build a successful business.

     Our PocketScript e-prescribing service and our MyDocOnline service are targeted to the emerging market for providing secure communications among healthcare providers to deliver information in an efficient, economical manner. These are emerging markets, and the success of our PocketScript and MyDocOnline services is dependent, in large measure, on physicians and other healthcare providers changing the manner in which they conduct their medical practices by beginning to use secure wireless and Internet communications channels to communicate with medical laboratories, payors, drug formularies, and others. Our challenge is to make these new businesses profitable. To do so may require us to invest significant resources, including significant amounts of cash. There is no assurance that enough paying users will ultimately be obtained to enable us to operate these businesses profitably. In early November 2004, we announced a material charge for impairment to an intangible asset of approximately $675,000, which was reflected in our third quarter 2004 financial results. The asset impairment resulted from a decision of our management to suspend research and development and terminate sales and marketing efforts for our Connect™ service, which was one of the products offered by the MyDocOnline portion of our business, because continuing to operate the service was not consistent with our goal of achieving cash flow breakeven. It is possible that we may incur further charges for other asset impairments in the future as we evaluate the prospects of our various lines of business.

     Capacity limits on our technology and network hardware and software may be difficult to project, and we may not be able to expand and upgrade our systems to meet increased use, which would result in reduced revenues.

     While we have ample through-put capacity to handle our customers’ requirements for the medium term, at some point we may be required to materially expand and upgrade our technology and network hardware and software. We may not be able to accurately project the rate of increase in usage on our network, particularly since we have significantly expanded our potential customer base by our acquisition of PocketScript and MyDocOnline, whose service offerings are supported by our ZixData Center. In addition, we may not be able to expand and upgrade our systems and network hardware and software capabilities in a timely manner to accommodate increased traffic on our network. If we do not timely and appropriately expand and upgrade our systems and network hardware and software, we may lose customers and revenues.

     Security interruptions to our data centers could disrupt our business, and any security breaches could expose us to liability and negatively impact customer demand for our products and services.

     Our business depends on the uninterrupted operation of our data centers — currently, our ZixData Center located in Dallas, Texas; the Austin, Texas data center used for fail-over and business continuity services; and the Mason, Ohio data center used for quality assurance and staging of new customers of our PocketScript e-prescribing service. We must protect these centers from loss, damage or interruption caused by fire, power loss, telecommunications failure or other events beyond our control. Any damage or failure that causes interruptions in our data centers’ operations could materially harm our business, financial condition, and results of operations.

     In addition, our ability to issue digitally-signed certified time-stamps and public encryption codes in connection with our ZixCorp-branded services and to support PocketScript’s e-prescribing service and MyDocOnline’s service depends on the efficient operation of the Internet connections between customers and our data centers. We depend on Internet service providers efficiently operating these connections. These providers have experienced periodic operational problems or outages in the past. Any of these problems or outages could adversely affect customer satisfaction.

     Furthermore, it is critical that our facilities and infrastructure remain secure and the market perceives them to be secure. Despite our implementation of network security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers, and similar disruptions from unauthorized tampering with our computer systems. In addition, we are vulnerable to coordinated attempts to overload our systems with data, resulting in denial or reduction of service to some or all of our users for a period of time. We do not carry insurance to compensate us for losses that may occur as a result of any of these events; therefore, it is possible that we may have to use additional resources to address these problems.

     Secure messages sent through our ZixPort ® and ZixMessage Center TM messaging portals, in connection with the operation of our secure e-messaging protection and e-transaction services, include personal healthcare information as well as personal financial information. This information will reside, for a user-specified period of time, in our secure data center network; individual prescription histories transmitted through our PocketScript system will reside in our secure data center network; and the personal healthcare information transmitted through our MyDocOnline Dr. Chart system will reside in our secure data center network. Federal and state laws impose significant financial penalties for unauthorized disclosure of personal healthcare information and personal financial information. Exposure of this information, resulting from any physical or electronic break-ins or other security breaches or compromises of this information, could expose us to significant liability, and customers could be reluctant to use our Internet-related services.

     Pending litigation could have a material impact on our operating results and financial condition.

     Beginning in early September 2004, several purported shareholder class action lawsuits and one purported shareholder derivative lawsuit were filed in the U.S. District Court for the Northern District of Texas against us and certain of our current and former officers and directors. The purported class action lawsuits seek unspecified monetary damages on behalf of purchasers of ZixCorp’s common stock between October 30, 2003 and May 4, 2004. The purported shareholder class action lawsuits allege that the defendants made materially false and misleading statements and/or omissions in violation of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) during this time period.

     The purported shareholder derivative lawsuit relates to the allegedly materially false and misleading statements and/or omissions that are the subject of the purported shareholder class action lawsuits. The derivative lawsuit names ZixCorp as a nominal defendant and as actual defendants the individuals named in the purported shareholder class action lawsuits mentioned above, as well as ZixCorp’s outside directors. The suit seeks to require ZixCorp to initiate legal action for unspecified damages against the individual defendants named in the purported shareholder class action lawsuits. The suit also alleges breaches of fiduciary duty, abuse of control, insider selling and misappropriation of information and seeks contribution and indemnification against the individual defendants.

     These lawsuits may require significant management time and attention and could result in significant legal expenses. While we believe these lawsuits are without merit and intend to defend them vigorously, since these legal proceedings are in the preliminary stages we are unable to predict the scope or outcome of these matters and quantify their eventual impact, if any, on our company. An unfavorable outcome could have a material adverse effect on our business, operating results, cash flow, and financial condition. We maintain insurance that may limit our financial exposure for defense costs and liability for an unfavorable outcome, should we not prevail, for claims covered by the insurance coverage.

     We may have to defend our rights in intellectual property that we use in our services, which could be disruptive and expensive to our business.

     We may have to defend our intellectual property rights or defend against claims that we are infringing the rights of others. Intellectual property litigation and controversies are disruptive and expensive. Infringement claims could require us to develop non-infringing products or enter into royalty or licensing arrangements. Royalty or licensing arrangements, if required, may not be obtainable on terms acceptable to us. Our business could be significantly harmed if we are not able to develop or license the necessary technology. Furthermore, it is possible that others may independently develop substantially equivalent intellectual property, thus enabling them to effectively compete against us.

     Defects or errors in our services could harm our business.

     We subject our ZixCorp-branded products solutions to quality assurance testing prior to release. There is no assurance that the quality and assurance testing previously conducted by the businesses we acquired on their current products and services conform to our standards for quality assurance testing. Regardless of the level of quality assurance testing, any of our solutions could contain undetected defects or errors. In particular, our PocketScript system is used to dispense prescription drugs. Defects or errors in our PocketScript system could result in inaccurate prescriptions being generated, which could result in injury or death to patients. Thus, undetected defects or errors could result in loss of or delay in revenues, failure to achieve market acceptance, diversion of development resources, injury to our reputation, litigation claims, increased insurance costs, or increased service and warranty costs. Any of these could prevent us from implementing our business model and achieving the revenues we need to operate profitably.

     Public key cryptography technology is subject to risks.

     Our ZixCorp-branded solutions, the PocketScript e-prescribing service and the MyDocOnline service employ, and future products and services may employ, public key cryptography technology. With public key cryptography technology, a public key and a private key are used to encrypt and decrypt messages. The security afforded by this technology depends, in large measure, on the integrity of the private key, which is dependent, in part, on the application of certain mathematical principles. The integrity of the private key is predicated on the assumption that it is difficult to mathematically derive the private key from the related public key. Should methods be developed that make it easier to derive the private key, the security of encryption products using public key cryptography technology would be reduced or eliminated and such products could become unmarketable. This could require us to make significant changes to our products, which could damage our reputation and otherwise hurt our business. Moreover, there have been public reports of the successful decryption of certain encrypted messages. This or related publicity could adversely affect public perception of the security afforded by public key cryptography technology, which could harm our business.

     We depend on key personnel.

     We depend on the performance of our senior management team — including our President, Chief Operating Officer, and acting Chief Executive Officer Richard D. Spurr, and our Vice President of Finance and Administration, Chief Financial Officer and Treasurer Bradley C. Almond, and their direct reports and other key employees, particularly highly skilled technical personnel. Our success depends on our ability to attract, retain and motivate these individuals. There are no binding agreements with any of our employees that prevent them from leaving our company at any time. There is competition for these personnel. In addition, we do not maintain key person life insurance on any of our personnel. The loss of the services of any of our key employees or our failure to attract, retain and motivate key employees could harm our business.

     We could be affected by government regulation.

     Exports of software products using encryption technology, such as our ZixCorp-branded services, are generally restricted by the U.S. government. Although we have obtained U.S. government approval to export our products to almost all countries, the list of countries to which our solutions cannot be exported could be revised in the future. Furthermore, some countries impose restrictions on the use of encryption products, such as ours. Failure to obtain the required governmental approvals would preclude the sale or use of our solutions in international markets.

     Furthermore, boards of pharmacy in the various states in which our PocketScript business operates regulate the process by which physicians write prescriptions. While regulations in the states in which these businesses currently generally operate permit the electronic writing of prescriptions, such regulations could be revised in the future. Moreover, regulations in states in which these businesses do not currently operate may not be as favorable and may impede our ability to develop business in these states. Furthermore, future state or federal regulation could mandate standards for the electronic writing of prescriptions or for the secure electronic transmittal of personal health information through the Internet that our technology and systems do not comply with, which would require us to modify our technology and systems.

     Our stock price may be volatile.

     The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. Our stock price may decrease as a result of the dilutive effect caused by the additional number of shares that may become available in the market due to the issuances of our common stock in connection with the capital funding and acquisition transactions we completed over the last year. As of March 15, 2005, there was a short position in our common stock of 7,117,103.

     Our directors and executive officers own a substantial percentage of our securities. Their ownership could allow them to exercise significant control over corporate decisions and to implement corporate acts that are not in the best interests of our shareholders as a group.

     Our directors and executive officers beneficially own shares of our securities that represent approximately 17.1% (measured as of the date of this prospectus without giving effect to the potential issuance of our common stock pursuant to the notes and the warrants held by the selling shareholders) of the combined voting power eligible to vote on matters brought before our shareholders, including securities and associated warrants beneficially owned by Antonio R. Sanchez, Jr., a former director and father of a current director (Antonio R. Sanchez, III), and current beneficial owner of approximately 7.8% (measured as of the date of this prospectus without giving effect to the potential issuance of our common stock pursuant to the notes and the warrants held by the selling shareholders) of our outstanding common stock, and John A. Ryan, our chairman. Therefore, our directors and executive officers, if they acted together, could exert substantial influence over matters requiring approval by our shareholders. These matters would include the election of directors. This concentration of ownership and voting power may discourage or prevent someone from acquiring our business.

     One investor owns a large percentage of our outstanding stock and could significantly influence the outcome of actions.

     George W. Haywood and an IRA for the benefit of Mr. Haywood beneficially own approximately [14.8]% of our outstanding common stock (measured as of the date of this prospectus without giving effect to the potential issuance of our common stock pursuant to the notes and the warrants held by the selling shareholders). Therefore, Mr. Haywood could exert substantial influence over all matters requiring approval by our shareholders, including the election of directors. Mr. Haywood’s interests may not be aligned with the interests of our other shareholders. This concentration of ownership and voting power may discourage or prevent someone from acquiring our business.

     We have a substantial amount of debt and may be unable to service or refinance this debt or servicing this debt may restrict cash available for our business operations.

     As of December 31, 2004, our total outstanding indebtedness was approximately $23.1 million. This high level of debt could have negative consequences. For example, it could:

•	result in our inability to comply with the financial and other restrictive covenants in the notes, which, among other things,

require us to maintain specified cash levels and limit our ability to incur debt and sell assets, which could in turn result in an event of default that, if not cured or waived, could have a material adverse effect on our operations;

•	require us to dedicate a substantial portion of our cash flow from operations to make scheduled principal payments on our debt or to meet required cash reserves, thereby reducing the availability of our cash flow for working capital, capital investments and other business activities;

•	increase our vulnerability to adverse industry and general economic conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital investments and other business activities;

•	limit our ability to refinance our indebtedness on terms that are commercially reasonable or at all; and

•	limit our flexibility to plan for, and react to, changes in our business and our industry.

     We have a significant amount of convertible securities, including the convertible notes and the warrants, outstanding and may issue additional equity securities in the future. Conversion or redemption of the notes into our common stock, exercise of the warrants and issuance or conversion of other securities will dilute the ownership interests of existing shareholders.

     The convertible notes may be converted by the note holders at an initial conversion price of $6.00 per share. If fully converted at this price, we would be obligated to issue an additional 3,333,333 shares of our common stock. However, we have agreed to redeem $5,000,000 of the convertible notes with shares of our common stock by July 31, 2005 and an additional $5,000,000 of the convertible notes with shares of our common stock by December 31, 2005 at (i) 105% of the par (principal) amount, plus accrued interest and (ii) a redemption rate that will require that we issue shares of our common stock valued at a 10% discount to the daily volume weighted average price (“VWAP”) of our common stock for a specified number of trading days preceding the applicable redemption date. Assuming a VWAP of $3.14 per share, such $10 million mandatory redemptions would be payable with approximately 3.7 million shares of our common stock. In addition, we have the option to pay accrued interest on the notes using our common stock shares, valued at a 10% discount to the volume weighted average price for the common stock for a specified number of trading days preceding the interest payment date. We have also issued warrants covering 1,000,000 shares of our common stock to the holders of the notes and additional warrants to purchase 166,667 shares of common stock were issued to the broker of the debt transaction. The issuances of these shares of common stock in respect of the notes and the warrants would result in a substantial dilution of our stockholders. Any sales in the public market of the common stock issuable upon such conversion or redemption of the notes or exercise of the warrants could adversely affect prevailing market prices of our common stock.

     In addition, at some point in the future we may determine to seek additional capital funding or to acquire additional businesses. These events could involve the issuance of one or more types of equity securities, including convertible debt, common and convertible preferred stock and warrants to acquire common or preferred stock. Such equity securities could be issued at or below the then prevailing market price of our common stock. In addition, we incent our employees and attract new employees by issuing shares of our common stock and options to purchase shares of our common stock. The interest of our existing shareholders may be diluted by any equity securities issued in capital funding financings or business acquisitions and would be diluted by any such future share issuances and stock option grants to employees.

     We may have liability for indemnification claims arising from the sale of our Web Inspector and Message Inspector product lines.

     We disposed of our Web Inspector and Message Inspector product line on March 11, 2005. In selling those products, we agreed to provide customary indemnification to the purchasers of those businesses for breaches of representations and warranties, covenants, and other specified matters. Indemnification claims could be asserted against us with respect to these matters.

     We may encounter other unanticipated risks and uncertainties in the markets we serve or in developing new products and services, and we cannot assure that we will be successful in responding to any unanticipated risks or uncertainties.

     There are no assurances that we will be successful or that we will not encounter other, and even unanticipated, risks. We discuss other operating, financial or legal risks or uncertainties in our periodic filings with the SEC. We are, of course, also subject to general economic risks.

NOTE ON FORWARD-LOOKING STATEMENTS AND RISK FACTORS

     This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Act”) and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws, including: any projections of future business, market share, earnings, revenues or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statements concerning proposed new products, services or developments; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Forward-looking statements may include the words “may,” “will,” “predict,” “plan,” “should,” “goal,” “estimate,” “intend,” “continue,” “believe,” “expect,” “anticipate” and other similar words. Such forward-looking statements may be contained in the “Risk Factors” section above, among other places.

     Although we believe that the expectations reflected in any of our forward-looking statements are reasonable, actual results could differ materially from those projected or assumed in any of our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent risks and uncertainties, such as those disclosed in this document. We do not intend, and undertake no obligation, to update any forward-looking statement.

DOCUMENTS INCORPORATED BY REFERENCE

     We furnish our shareholders with annual reports containing audited financial statements and other appropriate reports. We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Instead of repeating information that we have already filed with the SEC, we are allowed to “incorporate by reference” in this prospectus information contained in those documents we have filed with the SEC. These documents are considered to be part of this prospectus.

     We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholders sell all of the shares of common stock offered by this prospectus:

•	our Annual Report on Form 10-K for our fiscal year ended December 31, 2004;

•	our Current Reports on Form 8-K dated February 10, 2005 (reported under Item 5.02), March 17, 2005, March 29, 2005, and April 14, 2005;

•	our Definitive Proxy Statement on Schedule 14A for our Annual Meeting of Stockholders to be held on May 25, 2005; and

•	the description of our common stock contained in our Registration Statement on Form 8-A, dated September 25, 1989, including any amendment or report filed for the purpose of updating such description.

     Any documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the selling shareholders selling all of the shares of common stock offered by this prospectus, will also be considered to be part of this prospectus and will automatically update and supersede the information contained in this prospectus.

     At your request, we will provide you, without charge, a copy of any of the documents we have incorporated by reference into this prospectus but not delivered with the prospectus (other than exhibits to such documents, unless those exhibits are specifically incorporated by reference into the documents that this prospectus incorporates). If you want more information, write or call:

Bradley C. Almond
Vice President and Chief Financial Officer
Zix Corporation
2711 North Haskell Avenue, Suite 2300, LB 36
Dallas, Texas 75204-2960
Telephone: (214) 370-2000

WHERE YOU CAN FIND MORE INFORMATION

     We are delivering this prospectus to you in accordance with the U.S. securities laws. We have filed a registration statement with the SEC to register the common stock that the selling shareholders are offering to you. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information that is included in the registration statement.

     You may obtain a copy of the registration statement, or a copy of any other filing we have made with the SEC, directly from the SEC. You may either:

•	read and copy any materials we have filed with the SEC at the SEC’s Public Reference Room maintained at 450 Fifth Street, N.W., Washington, D.C. 20549; or

•	visit the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

     You may obtain more information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

SELLING SHAREHOLDERS

     On November 2, 2004, we completed a private placement transaction in which we received net proceeds of approximately $18.75 million for the issuance and sale of $20 million aggregate principal amount of convertible notes and related warrants. The purchasers of the notes were Amulet Limited and Omicron Master Trust. The placement agent for the convertible notes and related warrants was Rodman & Renshaw, LLC, who received warrants to purchase 166,667 shares of our common stock as a partial placement fee. As described above, on April 13, 2005, we entered into agreements with the note holders to amend the terms of the convertible notes and warrants issued to the Investors pursuant to the private placement. The Investors and the Placement Agent are the selling shareholders hereunder.

     The table below lists in the first column the selling shareholders and other information regarding their ownership of our common stock. The second and third columns list the number and percent of shares of common stock beneficially held by each selling shareholder as of April 21, 2005, taking into account its ownership of convertible notes and warrants, as applicable, and assuming (i) that we have made the $10 million 2005 Redemptions of the convertible notes with shares of our common stock, (ii) the conversion of the remaining $10 million principal amount of the convertible notes into shares of our common stock, and (iii) the exercise of the related warrants by each selling shareholder, but in each case without giving effect to any share or other limitations on conversion, redemption or exercise thereof. The fourth column shows the total number of shares of our common stock potentially issuable under the terms of the convertible notes and related warrants and that we have agreed to initially register with the SEC. The fifth and sixth columns show the number and percent of shares of common stock to be beneficially held by each selling shareholder after the offering of shares under this prospectus (assuming the sale of all of the shares offered by the selling shareholders pursuant to this prospectus).

     The common stock that may be sold by the selling shareholders under this prospectus may include shares (i) issued upon conversion of or in lieu of payment of cash interest on convertible notes acquired by the Investors; (ii) issued by us upon the 2005 Redemptions; (iii) issued upon exercise of warrants issued to the Investors and the Placement Agent or upon exercise of warrants that would be issued to the Investors upon cash redemptions of the convertible notes; or (iv) shares issued in exchange for, or otherwise in respect of, the convertible notes or the warrants. We have agreed, if necessary, to register with the SEC additional shares of our common stock for resales by the Investors under a new registration statement.

     Under the terms of the transaction documents, the maximum number of shares of common stock that Zix may issue to the Investors is subject to the limitation arising as a result of certain rules of the Nasdaq National Market applicable to us. Because of this limitation, Zix may not, without the approval of its shareholders, issue more than approximately 6.2 million shares of its common stock (or 19.99% of our common stock outstanding, measured as of the date of the original purchase agreements, i.e., November 1, 2004) in connection with (i) the 2005 Redemptions; (ii) any other payment or redemption of the principal amount of the convertible notes; (iii) the possible conversion by the Investors of the convertible notes at $6.00 per share; (iv) the possible exercise by the Investors of the warrants; and (v) the payment of interest on the convertible notes. Furthermore, under the terms of the notes and warrants, Zix may not redeem a note, and an Investor may not convert a note or exercise the associated warrants, to the extent such redemption, conversion or exercise would cause the Investor, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.9% of our then-outstanding common stock, other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the holders’ right to convert, exercise or purchase similar to the limitation set forth in the notes and warrants. The number and percentage of shares in the table below do not reflect these limitations. The selling shareholders may sell all, some or none of their shares in this offering. We do not know how long the selling shareholders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with the security holders regarding the sale of any of the shares held by them. See “Plan of Distribution” in the accompanying prospectus.

	OWNERSHIP PRIOR TO OFFERING						OWNERSHIP AFTER OFFERING
	NUMBER OF				SHARES TO BE		NUMBER OF
NAME OF OWNER	SHARES		PERCENTAGE		SOLD		SHARES	PERCENTAGE
Amulet Limited (1)	2,774,415	(4)	8.59	%(6)	7,250,000	(7)	0	0%
Omicron Master Trust (2)	2,774,415	(4)	8.59	%(6)	7,250,000	(7)	0	0%
Rodman & Renshaw, LLC(3)	166,667	(5)	*		200,000	(8)	0	0%

*	Less than 1%.

(1)	Each of Amaranth Securities L.L.C. and Amaranth Global Securities Inc. is a broker-dealer registered pursuant to Section 15(b) of the Securities Exchange Act of 1934 (“Exchange Act”) and is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Each such broker-dealer may be deemed to be an affiliate of the selling shareholder. Neither of such broker-

dealers, however, is authorized by the NASD to engage in securities offerings either as an underwriter or as a selling group participant and neither of such broker-dealers actually engages in any such activity. The selling shareholder has informed us that it acquired the securities in the ordinary course of business, and at the time of the acquisition of the securities had no agreements, understandings or arrangements with any other persons, either directly or indirectly, to distribute the securities. Amaranth Advisors L.L.C., the trading advisor for Amulet Limited, exercises voting and dispositive power over the convertible note and warrant held by the selling shareholder. Nicholas M. Maounis is the managing member of Amaranth Advisors L.L.C.

(2)	Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of November 2, 2004, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Exchange Act. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(3)	Rodman & Renshaw, LLC is a broker-dealer registered pursuant to Section 15(b) of the Exchange Act and is a member of the NASD.

(4)	Represents (i) 1,857,749 shares which would be issuable to the Investor upon the 2005 Redemptions of 105% of $5 million of principal of the notes held by the Investor, based on the last sale price of $3.14 per share of our common stock on April 21, 2005, as reported on The NASDAQ National Market, if such price were the price used to determine the number of shares of common stock issuable in such redemption; (ii) 833,333 shares potentially issuable to the Investor upon conversion of the remaining $5 million of principal of the notes held by the Investor at the initial conversion price of $6.00 per share; and (iii) 500,000 shares of common stock issuable upon exercise of the related warrants held by the Investor. The actual price used to calculate the number of shares issued to redeem a portion of the Investor’s convertible note will be based on the VWAP of the common stock during a specified number of trading days preceding the applicable redemption date and the actual number of shares issued may differ from the amount included in this table. If at any time the number of shares of common stock registered under our current registration statements and remaining unsold shall be insufficient to cover the resale of 140% of the shares issued or issuable to the Investors and remaining unsold under the registration statements, we have agreed to then register additional resales of our common stock under a new registration statement.

(5)	Represents the shares of common stock currently issuable to the Placement Agent upon exercise of the warrants held by the Placement Agent.

(6)	Under the terms of the notes and warrants, an Investor may not convert a note, or exercise the associated warrants, and we cannot redeem a note for shares of common stock, to the extent such conversion, redemption or exercise would cause the Investor, together with its affiliates, to have acquired a number of shares of common stock which would exceed 4.9% of our then-outstanding common stock, other than by virtue of the ownership of securities or rights to acquire securities that have limitations on the holders’ right to convert, redeem, exercise or purchase or be redeemed similar to the limitation set forth in the notes and warrants.

(7)	Represents with respect to each selling shareholder such number of shares of our common stock potentially issuable under the terms of the convertible notes and related warrants and that we have agreed to initially register with the SEC.

(8)	Represents 150% of the shares issuable upon the exercise of the warrants held by Rodman & Renshaw, LLC.

PLAN OF DISTRIBUTION

     We are registering the shares of common stock to permit the resale of the shares of common stock by the selling shareholders. We will not receive any of the proceeds from the sale by the selling shareholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

     The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time-to-time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in by any one or more of the following methods:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales;

•	broker-dealers may agree with the selling shareholder to sell a specified number of shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	one or more underwritten offerings on a firm commitment or best efforts basis;

•	any other method permitted pursuant to applicable law; or

•	a combination of any such methods of sale.

     The selling shareholders may also sell shares under Rule 144 under the Act, if available, rather than under this prospectus.

     Broker-dealers engaged by a selling shareholder may arrange for other broker-dealer to participate in sales. If the selling shareholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, brokers-dealers or agents may receive commissions to facilitate the transactions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. Subject to compliance with applicable law, the selling shareholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions, provided that the short sale is made after the registration statement is declared effective and a copy of this prospectus is delivered in connection with the short sale.

     The selling shareholders may pledge or grant a security interest in some or all of the shares of common stock owned by such selling shareholders, and, if such selling shareholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time-to-time pursuant to this prospectus. The selling shareholders may also transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

     The selling shareholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Act, and any commissions paid, or any discounts or concessions allowed to any such broker-dealer may be deemed to be underwriting commissions or discounts under the Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     There can be no assurance that the selling shareholders will sell any or all of the shares of common stock registered pursuant to the shelf registration statement, of which this prospectus forms a part.

     The selling shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling shareholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

     We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling shareholders will pay all underwriting discounts and selling commissions, if any. In connection with sales made pursuant to this prospectus, we will indemnify the selling shareholders against liabilities, including some liabilities under the Act, in accordance with the registration rights agreement, or the selling shareholders will be entitled to contribution. We will be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act that may arise from any written information furnished to us by the selling shareholders for use in this prospectus, in accordance with the related registration rights agreement, or we will be entitled to contribution.

     Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

REGISTRATION REQUIREMENTS

     We and the selling shareholders entered into a registration rights agreement, under which we agreed to prepare and file a registration statement covering the resale of the shares of common stock covered by the registration statement of which this prospectus forms a part.

USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the common stock by the selling shareholders; rather, the selling shareholders will receive those proceeds directly.

LEGAL MATTERS

     The validity of the stock offered hereby will be passed upon for us by Ronald A. Woessner, our Senior Vice President, General Counsel and Secretary.

EXPERTS

     The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated financial statements for our fiscal year ended December 31, 2003 appearing in the Annual Report on Form 10-K referred to above under the heading “Documents Incorporated by Reference” have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth an estimate of the fees and expenses relating to the issuance and distribution of the securities being registered hereby, other than underwriting discounts and commissions, all of which shall be borne by the registrant. All of such fees and expenses, except for the SEC Registration Fee, are estimated:

SEC registration fee	$2,735
Accounting fees and expenses	$40,000
Legal fees and expenses	$205,000
Miscellaneous expenses	$5,000

Total	$252,735

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by the Texas Business Corporation Act, the registrant’s Restated Articles of Incorporation provide that its directors shall not be personally liable to the registrant or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability for (i) any breach of the director’s duty of loyalty to the registrant or its shareholders, (ii) any act or omission not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) any transaction from which the director derived any improper personal benefit, (iv) any act or omission where the liability of the director is expressly provided for by statute, or (v) any act related to an unlawful stock repurchase or payment of a dividend. In addition, the registrant’s Restated Articles of Incorporation and Restated Bylaws include certain provisions permitted by the Texas Business Corporation Act whereby its directors, officers, employees and agents generally are to be indemnified against certain liabilities to the fullest extent authorized by the Texas Business Corporation Act. Furthermore, agreements between the registrant and John A. Ryan (the registrant’s chairman) and Richard D. Spurr (the registrant’s chief executive officer and its president and chief operating officer), dated November 14, 2001 and January 20, 2004, respectively, provide Messrs. Ryan and Spurr with a contractual right to indemnification as an officer and/or director of the registrant as set forth in Article VII of the registrant’s Restated Bylaws, dated August 1, 2002. The registrant maintains insurance on behalf of its directors and executive officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 16. EXHIBITS.

     The exhibits to this registration statement are listed in the Index to Exhibits on page II-4 of this registration statement, which Index is incorporated herein by reference.

ITEM 17. UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

(i)	To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement:

(1)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(3)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(i)(1) and (a)(i)(2) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(ii)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on April 25, 2005.

ZIX CORPORATION
By:	/s/ Bradley C. Almond
Bradley C. Almond
Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

     Know all those by these presents that each person whose signature appears below constitutes and appoints each of Bradley C. Almond and Richard D. Spurr, or any of them, each acting alone, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, in connection with the Registration Statement on Form S-3 of Zix Corporation under the Securities Act of 1933, as amended, including, without limitation of the generality of the foregoing, to sign the Registration Statement in the name and on behalf of Zix Corporation, or on behalf of the undersigned as a director or officer of Zix Corporation, and any and all amendments or supplements to the Registration Statement, including any and all stickers and post-effective amendments to the Registration Statement, and to sign any and all additional Registration Statements relating to the same offering of Securities as the Registration Statement that are filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any applicable securities exchange or securities self-regulatory body, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 25, 2005.

Signature	Title

/s/ Richard D. Spurr	Chief Executive Officer, President and Chief Operating Officer
Richard D. Spurr

/s/ Bradley C. Almond	Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
Bradley C. Almond

/s/ John A. Ryan	Director, Chairman of the Board of Directors
John A. Ryan

/s/ Michael E. Keane	Director
Michael E. Keane

/s/ James S. Marston	Director
James S. Marston

Antonio R. Sanchez III	Director

/s/ Ben G. Streetman	Director
Dr. Ben G. Streetman

INDEX TO EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
4.1	Purchase Agreement, dated as of November 1, 2004, by and between Zix Corporation and Omicron Master Trust (excluding schedules and exhibits) (1)

4.2	Amendment No. 1 to Purchase Agreement, dated as of April 13, 2005, by and between Zix Corporation and Omicron Master Trust (excluding schedules and exhibits) (2)

4.3	Purchase Agreement, dated as of November 1, 2004, by and between Zix Corporation and Amulet Limited (excluding schedules and exhibits) (1)

4.4	Amendment No. 1 to Purchase Agreement, dated as of April 13, 2005, by and between Zix Corporation and Amulet Limited (excluding schedules and exhibits) (2)

4.5	Form of Amended and Restated Convertible Note Due 2005 – 2008 of Zix Corporation (including exhibits) (2)

4.6	Form of Amended and Restated Common Stock Purchase Warrant to purchase shares of Zix Corporation (excluding exhibits) (2)

4.7	Form of Amended and Restated Registration Rights Agreement by and between Zix Corporation and the Investors (excluding exhibits) (2)

4.8	Security Agreement, dated as of November 2, 2004, made by Zix Corporation to Law Offices of Brian W. Pusch, as collateral agent on behalf of the holders named therein (1)

5.1	Legal Opinion of Ronald A. Woessner (3)

23.1	Consent of Ronald A. Woessner (included in legal opinion filed as Exhibit 5.1)

23.2	Consent of Deloitte & Touche LLP (3)

23.3	Consent of Ernst & Young LLP (3)

24.1	Power of Attorney (included in signature pages)

(1)	Incorporated by reference from Zix Corporation’s Current Report on Form 8-K filed on November 4, 2004

(2)	Incorporated by reference from Zix Corporation’s Current Report on Form 8-K filed on April 14, 2005

(3)	Filed herewith

II-4